Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES CLOSING OF TRANSACTION FOR
SELL OF ELBIT MEDICAL TECHNOLOGIES SHARES AND EXERCISE
OF ELBIT MEDICAL EXERCISE-FREE OPTIONS

Tel Aviv, Israel, November 4, 2015, Elbit Imaging Ltd. (the "Company" or "EI") announced today that it has successfully closed a transaction for sell of Elbit Medical Technologies Ltd. ("Elbit Medical") shares.

At closing, the Company has sold and transferred 41,000,000 Elbit Medical Shares (the "Sold Shares") to a third party (the "Purchaser"). The Purchaser will pay the consideration to the Company for the Sold Shares following their sale by the Purchaser to third parties at a price as stipulated in the agreement. The consideration for the Sold Shares will be in the amount that the Purchaser shall sell the Sold Shares to third parties, after a deduction of a fee to the Purchaser as determined in the agreement.

The transaction is irrevocable, and therefore, the Sold Shares shall be solely and exclusively owned by the Purchaser. EI shall not retain any rights related to the Sold Shares, including among others: voting rights, dividends, rights issuing, bonus shares, etc.

Simultaneously, the Company exercised 1,016,316,297 exercise-free options exercisable into 1,016,316,297 Elbit Medical Shares (the "Options").

The Sold Shares constitute 2.21% of the issued and outstanding share capital of the company following the exercise of the Options. After the transaction and the exercise of the Options, the Company holds 89.9% (86.2% on a fully diluted basis) of the issued and outstanding share capital of Elbit Medical.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com